EXHIBIT 13.1

Solicitation of Interest Materials – Press Releases

Fundrise Announces $50M e-REITTM, Beginning a New Era of

Internet Public Offerings (iPOs)

World’s First e-REITTM is Largest Online Real Estate Investment Available to Anyone in

the United States

Washington, DC — November 18, 2015—Fundrise (https://fundrise.com), the country’s first online platform for real estate investment, today announced the launch of the world’s first e-REITTM, the first ever online real estate investment available to anyone in the United States, no matter their net worth.1 The filing is publicly available on EDGAR .

Fundrise’s $50,000,000.00 offering is the largest-ever Regulation A+ filed under the new Jumpstart Our Business Startups Act rules.

The $50,000,000 Fundrise Real Estate Investment Trust intends to invest in a diverse portfolio of US commercial real estate properties, such as apartments, shopping centers, and office buildings, that generate cash flow paid out to investors in regular dividends.

“Today is a massively historic day for the Fundrise team -- the result of over four years of work!” stated Ben Miller, co-founder and CEO. “Soon anyone in the country will be able to access the same investments as billion-dollar institutional funds but with roughly 1/10th of the fees, heightened transparency, and low investment minimums of $1,000.”

Since its founding, Fundrise has given thousands of individual investors an opportunity to invest in real estate in top markets around the country, including landmark projects such as 3 World Trade Center in Manhattan.

For more information, contact:

Jordan Sale

jordan@fundrise.com

202-584-0550

About Fundrise: Fundrise is the country’s leading real estate crowdfunding platform. Founded in 2012, Fundrise was the first company to crowdfund investment for real estate online. Based in Washington, D.C. with offices in Los Angeles, San Francisco, and Seattle, Fundrise offers smallscale investors the opportunity to invest in the same commercial real estate as billion-dollar investment corporations, online with lower fees. With funding from established players including Renren Inc. (NYSE: RENN), Silverstein Properties CEO Marty Burger, and Guggenheim Partners, Fundrise is bringing real estate investment to the mainstream.

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1 However, under the Regulation A+ rules, each investor is limited to investing no more than the greater of 10% of such investor’s net assets or gross annual income.

No money or other consideration is being solicited hereby, and, if sent in response, will not be accepted. No offer to buy any securities can be accepted and no part of the purchase price can be received until the offering statement is qualified, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance give after the qualification date. Your indication of interest involves no obligation or commitment of any kind. A copy of the most recent version of the Preliminary Offering Circular may be obtained on the Securities and Exchange Commission’s EDGAR website, here: http://www.sec.gov/Archives/edgar/data/1645583/000114420415061872/filename2.htm Future filings of Preliminary Offering Circulars, and other filings by the Company, may be obtained on the Securities and Exchange Commission’s EDGAR website, here:

http://www.sec.gov/cgi-bin/browse-edgar?company=fundrise+real+estate&exclude&getcompany